FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        For the month of May 2005 No. 3

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [_]     No [X]

     On May 26, 2005, the Registrant announced that SanDisk's 2 GB memory stick PRO gaming card uses memory controller supplied by Tower Semiconductor. Attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            TOWER SEMICONDUCTOR LTD.



Date: May 26, 2005                          By: /s/ Nati Somekh Gilboa
                                            --------------------------
                                            Nati Somekh Gilboa
                                            Corporate Secretary

        SANDISK 2 GB MEMORY STICK PRO GAMING CARD USES MEMORY CONTROLLER
                        SUPPLIED BY TOWER SEMICONDUCTOR



MIGDAL HAEMEK, ISRAEL -- May 26, 2005 -- Tower Semiconductor Ltd. (NASDAQ: TSEM;
TASE: TSEM), a pure-play independent specialty foundry, announced today that SanDisk(R) Corporation (NASDAQ: SNDK) has selected the company to provide the memory controller on its recently introduced 2GB Memory Stick PRO Duo(R) Game Card, a high-capacity flash memory card for Sony's PlayStation(R) Portable (PSP(R)). The SanDisk memory controller is being manufactured in Tower's Fab 2 facility.

SanDisk and Tower have been closely cooperating on designs that are targeted for multiple flash storage formats with unique solutions to enable superior performance.

"Sony is experiencing heavy demand for its PSP, which shows consumers' increasing interest in multi-functional devices that require lots of data storage capacity for storing music and video files," said Christina Day, SanDisk product marketing manager for the gaming card line. "Our 2GB flash Memory Stick PRO Duo card is our response to this need, and we are glad to have Tower as a reliable, high-quality manufacturing partner to supply the market with these high capacity cards."

"SanDisk has been manufacturing its advanced memory card controllers at Tower since 2003. In addition to the new Memory Stick PRO Duo Game Card, Tower is in high-volume manufacturing of various other memory controllers used in a broad range of Flash cards. Tower's offering of advanced IP, optimized to its enhanced manufacturing processes, enables our customers to set new performance records for their designs" said Doron Simon, president of Tower Semiconductor USA. "We are proud to support SanDisk's cutting-edge products."


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


ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.13 micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 micron and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18-micron and below standard and specialized process technologies, and has the current capacity of up to 15,000 200mm wafers per month. Tower's Web site is located at http://www.towersemi.com/.

SAFE HARBOR
THIS PRESS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS, WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY VARY FROM THOSE PROJECTED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. A COMPLETE DISCUSSION OF RISKS AND UNCERTAINTIES THAT MAY AFFECT THE ACCURACY OF FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PRESS RELEASE OR WHICH MAY OTHERWISE AFFECT OUR BUSINESS IS INCLUDED UNDER THE HEADING "RISK FACTORS" IN OUR MOST RECENT ANNUAL REPORT ON FORMS 20-F AND 6-K, AS WERE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE ISRAEL SECURITIES AUTHORITY.

CONTACTS:

Pacifico Inc.
PR AGENCY CONTACT
Mary Curtis, +1 408 293 8600
mcurtis@pacifico.com

Tower Semiconductor USA:
Michael Axelrod, +1 408 330 6871
pr@towersemi.com



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